T-Online International AG
Postfach 10 11 52, 64211 Darmstadt

03037758

Securities and Exchange Commission
Office of International Corporate
Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549 USA

82-5125

SEC MAIL PROCESSING
RECEIVED
NOV 24 2003
WASH. D.C. 158 SECTION

Department Investor Relations
Phone Phone direct: +49 6151 680-2930
Date November 11, 2002
T-Online International Group Report Third Quarter 2003

SUPPL

Dear Sirs,

please find enclosed T-Online International's Third Quarter Group Report published on November 11, 2003 regarding the preliminary key figures for the third quarter results 2003 (January 1, 2002 to September 30, 2002). The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

enclosure

Q1 | Q2
Q3 | Q4
2003

Group Report.
January 1 to September 30, 2003.

T · · Online · · · ·

Contents.

03 Highlights.

04 Review of movements in key figures for the T-Online Group.

05 T-Online's shares.

06 Discussion of key figures.

12 Business trends for the "Germany" segment.

18 Business trends for the "Rest of Europe" segment.

20 Personnel.

22 Outlook.

23 Change in the basis of consolidated financial reporting.

24 Interim consolidated financial statements.

30 Glossary.

Highlights.

- Group operating earnings increased to a € 183.6 million profit in the period under review, compared with a € 27.2 million loss in the first nine months of 2002; Group EBITDA rose from € 21 million in the prior-year period to € 237.6 million (excluding proceeds from business disposals).

- Gross margin increased by 10 percentage points to 57.6 per cent in the first three quarters of 2003, and even reached 59.3 per cent in the third quarter.

- Further improvement in network capacity utilisation resulting from one-off change in subscriber behaviour due to the exceptionally hot summer.

- Consolidated revenues amount to € 1 347 million in the first nine months, € 238.2 million higher than in the prior-year period.

- Positive cash flow generated by operating activities totalled € 322 million in the first three quarters of 2003.

- Continued growth in Group subscriber numbers to 12.9 million; 231 000 new subscribers in the third quarter of 2003, including 200 000 in the broadband segment.

- E-commerce and paid content portfolios expanded with www.musicload.de and "Insider"-subscription packages.

- Content partnerships forged with Match.com and AutoScout24.

Review of movements in key figures for the T-Online Group.

The global economy remained weak in the first nine months of the current financial year. T-Online, however, was able to buck the overall economic trend and posted further year-on-year growth, as the development of the key performance indicators confirms.

Key performance indicators for T-Online *in millions of €*

	First nine months 2003	First nine months 2002	**Third quarter 2003**	Third quarter 2002
Net revenues	**1 347.0**	**1 108.8**	**452.7**	**377.4**
Subscribers as at reporting date (millions)	12.90	11.85		
Gross margin (%)	57.6	47.4	59.3	51.2
Operating profit	207.2	14.1	61.2	16.6
Operating profit (loss) excluding sales of businesses*	**183.6**	**(27.2)**	**61.2**	**16.6**
EBITDA	261.2	62.2	81.0	34.1
EBITDA excluding sales of businesses*	**237.6**	**21.0**	**81.0**	**34.1**
Cash contribution	220.2	(6.1)	61.9	4.4
Cash flow from operating activities	322.0	141.0	108.1	58.9
Earnings per share (€)	(0.04)	(0.35)	0.00	(0.24)

* € 23.6 million from sale of t-info in second quarter of 2003 and € 41.3 million from sale of 40 per cent stake in T-Motion in second quarter of 2002.

Compared with the previous year's reporting period, T-Online increased its revenues by € 238.2 million, or 21.5 per cent. The gross margin rose to 57.6 per cent in the first nine months, well above the previous year's level of 47.4 per cent. Operating profit and EBITDA also showed further improvement. Operating profit rose by € 193.1 million to € 207.2 million, while EBITDA amounted to € 261.2 million compared with € 62.2 million in the prior-year period.

T-Online's shares.

The T-Online stock price continued to make gratifying progress in the third quarter of 2003. In July, positive reports from the Internet sector kept the price stable at above € 9.00.

In the third quarter, the T-Online stock price was influenced by the following factors:
- rumours of its possible admission to the DAX,
- the positive half-yearly figures reported by T-Online International AG,
- possible terrorist attacks on or around September 11.

The dip in the T-Online stock price to € 8.59 by the end of the period under review was interpreted by some analysts as a good opportunity to recommend buying the stock. T-Online's stock price continued to climb in November. On November 4, 2003, for example, the share price had risen to € 11,89, an increase of 38.4 per cent since the end of the quarter.

Revenue growth.

T-Online generated consolidated revenues of € 1 347 million in the first nine months of the financial year. This represents a year-on-year increase of 21.5 per cent, or € 238.2 million.
Revenues in the third quarter of 2003 increased by 20 per cent, or € 75.4 million, compared with the third quarter of 2002. At € 452.7 million, third-quarter revenues were even higher than the € 449 million generated in the preceding quarter.

Revenue growth *in millions of €*

	First nine months 2003	First nine months 2002	**Third quarter 2003**	Third quarter 2002
"Germany"	1 228.0	1 023.7	411.9	347.1
"Rest of Europe"	124.2	88.0	42.3	32.1
Consolidation	(5.2)	(2.9)	(1.5)	(1.8)
Total	**1 347.0**	**1 108.8**	**452.7**	**377.4**

The "Germany" segment accounted for revenues of € 1 228 million, the largest proportion of Group revenues in the period under review. This represents a year-on-year increase of 20 per cent in the segment's revenues in the first nine months of the financial year 2003. The year-on-year increase in the revenues posted by the "Rest of Europe" segment was also healthy at 41.2 per cent, or € 36.2 million.
Altogether, the "Rest of Europe" segment contributed 9.2 per cent to consolidated revenues.

The Group's expanding subscriber base is one of its main generators of revenue. The following overview shows the Group's subscriber numbers in millions:

Subscriber numbers for the Group *in millions**


Sept. 30, 2003
3.43
9.47
12.90
Sept. 30, 2002
2.48
9.37
11.85
Dec. 31, 2002
2.80
9.45
12.24
Broadband
Narrowband
Total

* The totals are based on figures established before rounding.

As of September 30, 2003, 12.9 million subscribers had opted for Internet access via T-Online. This figure represents an increase of 1 million customers over September 30, 2002 and a gain of 231 000 subscribers over the first half of 2003. The broadband segment continues to be one of the Group's main engines of growth, with the subscriber basis increasing by 950 000 customers since September 30, 2002. With more than 200 000 new DSL subscribers in the third quarter of 2003, T-Online even managed to exceed the growth in new subscriber numbers – approximately 170 000 – that it achieved in the second quarter.
A survey conducted by T-Online revealed that the Group's excellent content offerings are the pivotal factor in prompting so many subscribers to sign up for broadband.
Well-presented content and services, such as news, e-mail or chats, were instrumental in boosting the time spent online and intensity of use and therefore contributed substantially to the improved revenue figures. The average volume of minutes spent on the Internet throughout the Group increased from 2 007 minutes per subscriber per month in the first nine months of 2002, to 2 837 minutes per subscriber per month in the period under review. This trend reflects how the interactions in the combined business model of T-Online International AG are increasingly generating a virtuous circle.

Gross margin.

The gross margin advanced continuously during the first nine months of the current financial year to 57.6 per cent, around ten percentage points higher than its prior-year level. In the third quarter of 2003 it even reached 59.3 per cent, compared with 51.2 per cent in the previous year's quarter.

Gross margin in per cent


Q3 2003
59.3
Q2 2003
57.5
Q1 2003
56.0
Q4 2002
53.0
Q3 2002
51.2

This increase is partly due to the seasonal decrease in Internet usage during the summer months and the increasing prevalence of fixed basic rates, for example the T-DSL flat rate.
The very hot months of July and August resulted in an increasing shift of T-Online usage from evening to daytime. Moreover, attractive content and service offerings ensured even higher capacity utilisation of diurnal traffic. At the same time, various computer viruses, such as "Blaster", "Sobig.F" and "LoveSan" impaired Internet usage and led to higher-than-expected sales of the T-Online anti-virus package. T-Online was therefore able to increase its gross margin to 59.3 per cent in the third quarter.

Operating earnings and EBITDA.

Excluding the sale of t-info, which accounted for € 23.6 million in the second quarter of 2003, T-Online generated an operating profit of € 183.6 million in the first nine months of the financial year 2003. Likewise excluding the sale of the Group's 40 per cent stake in T-Motion, which accounted for € 41.3 million in the second quarter of 2002, this represents an increase of € 210.8 million compared with the prior-year period. Including the proceeds from these disposals, operating profits rose by € 193.1 million.

The table below shows the derivation of operating earnings.

Operating earnings

	First nine months 2003 Millions of €	First nine months 2002 Millions of €	**Third quarter 2003** Millions of €	Third quarter 2002 Millions of €	**First nine months 2003** %	First nine months 2002 %	**Third quarter 2003** %	Third quarter 2002 %
Net revenues	**1 347.0**	**1 108.8**	**452.7**	**377.4**	**100.0**	**100.0**	**100.0**	**100.0**
Goods and services purchased	(571.3)	(582.8)	(184.3)	(184.2)	(42.4)	(52.6)	(40.7)	(48.8)
Gross margin	**775.7**	**526.0**	**268.4**	**193.2**	**57.6**	**47.4**	**59.3**	**51.2**
Other cost of sales	(197.8)	(171.0)	(74.5)	(63.5)	(14.7)	(15.4)	(16.5)	(16.8)
Cost of sales	(357.9)	(323.1)	(127.8)	(93.1)	(26.6)	(29.1)	(28.2)	(24.7)
Administrative costs	(67.8)	(69.8)	(17.3)	(28.2)	(5.0)	(6.3)	(3.8)	(7.5)
Other operating income	39.8	24.6	19.3	16.8	2.9	2.2	4.2	4.5
Other operating expenses	(8.4)	(13.9)	(6.9)	(8.6)	(0.6)	(1.2)	(1.5)	(2.3)
Operating profit (loss) excluding sales of businesses	**183.6**	**(27.2)**	**61.2**	**16.6**	**13.6**	**(2.4)**	**13.5**	**4.4**
Earnings from sales of businesses	23.6	41.3	0.0	0.0	1.8	3.7	0.0	0.0
Operating profit (loss)	**207.2**	**14.1**	**61.2**	**16.6**	**15.4**	**1.3**	**13.5**	**4.4**

The other cost of sales increased from € 171 million in the prior-year period to € 197.8 million. One of the reasons for this was the launch of new services and products that were planned in the second quarter and implemented in the third quarter. These included:

- the establishment of the legal T-Online music download platform www.musicload.de,
- the paid content offering "onSports Insider" to coincide with the start of the German Soccer League (Bundesliga) season,
- the WLAN cooperations with MainSurf and BerlinNet,
- the cooperation with the online dating service Match.com,
- the content cooperation with AutoScout24.

The new design of the homepage www.t-online.de is also leading to higher costs; the content management system, for example, had to be adjusted technically.

Project-related costs were also incurred in the setting up and expansion of the technical platform for the interactive TV offering T-Online Vision on TV.

In the third quarter T-Online continued to invest in the growth market of broadband Internet and in canvassing for customers. With more than 200 000 new DSL subscribers in the quarter, T-Online even managed to exceed the subscriber growth rate it had generated in the second quarter.
To achieve this, it was necessary to use new distribution channels and carry out sales promotions. This led to a slight increase in sales commissions, since T-Online tapped services of external providers in addition to the successful existing channels.

To derive EBITDA, the scheduled depreciation charges listed below, together with taxes, are netted out of the functional cost items. The "other taxes" figure totalled € 2.2 million in the first nine months of 2002 and € 0.3 million for the same period in 2003.

Depreciation charges in millions of €

	First nine months 2003	First nine months 2002	**Third quarter 2003**	Third quarter 2002
Cost of sales	32.9	33.2	11.0	12.2
Selling costs	16.8	7.7	7.6	3.1
Administrative costs	3.9	5.0	1.0	1.6
Other operating expenses	0.1	0.1	0.1	0.1
Total	**53.7**	**46.0**	**19.7**	**17.0**

The resulting figures for EBITDA are as follows:

***EBITDA** in millions of €*

	First nine months 2003	First nine months 2002	**Third quarter 2003**	Third quarter 2002
EBITDA excluding sales of businesses	**237.6**	**21.0**	**81.0**	**34.1**
Sales of businesses	23.6	41.3	0.0	0.0
EBITDA	**261.2**	**62.2**	**81.0**	**34.1**

Excluding sales of businesses, T-Online increased Group EBITDA by € 216.6 million over the prior-year period to € 237.6 million. Including the proceeds from the disposals, EBITDA increased by € 199 million compared with the prior year.

Additional notes on the consolidated income statement and consolidated balance sheet.

Investment income.

As a result of the positive business trend at comdirect AG, which is also reflected in the stock price, a partial write-up amounting to € 34 million was carried out on the book value that had been written down in 2002.

Taxes on income.

The income tax expenses of € 106.5 million (prior-year period € 25.9 million) in the first nine months of 2003 contain deferred tax expenses of € 36.6 million (prior-year period € 32.2 million) that resulted from the offsetting of deferred tax assets against losses carried forward from prior periods.

Consolidated balance sheet.

The total assets of the T-Online Group decreased by € 68.4 million compared with December 31, 2002.

T-Online's non-current assets decreased by € 291.4 million compared with December 31, 2002. The reasons for this, with investments in associated companies increasing as a result of the write-up of the investment in comdirect, are primarily as follows:

- the scheduled amortisation of goodwill (€ 261.5 million) and
- the offsetting of deferred tax assets against losses carried forward from prior periods (€ 36.6 million).

Current assets, on the other hand, rose by € 223 million compared with December 31, 2002. This was due primarily to the further investment of the positive cash inflows.

The decrease in liabilities compared with December 31, 2002 can be attributed mainly to the reduction in liabilities to Group companies (€ 22.8 million) and trade accounts payable (€ 20.2 million). At the same time, the level of other provisions decreased, partly as a result of legal risks that failed to arise and the use of provisions in a manner not recognised as income.

Cash flow and cash contribution.

T-Online's short and medium-term monetary investments increased by € 302.5 million to € 3 966.8 million compared with December 31, 2002. This gain was generated, despite an investment-related cash outflow of € 19.5 million, by a € 322 million cash inflow from operating activities, compared with € 141 million in the first three quarters of 2002.

The following table illustrates the link between the increase in liquid assets and T-Online's self-financing capacity:

Self-financing capacity in millions of €

	Sept. 30, 2003	Dec. 31, 2002	Change (cash generated by self-financing)
Cash in banks, petty cash and fixed-term deposits with Deutsche Telekom AG	**3 966.8**	**3 664.3**	**302.5**

The cash generated in the comparable prior-year period was only € 41 million, the result of even lower operating cash flows and higher investments, particularly in financial assets.
The positive cash flow from operating activities flowed primarily from the Group's EBITDA of € 261.2 million, with interest received totalling € 90.6 million being another major factor.
The cash inflow from the sale of t-info in the second quarter of the current financial year was approximately € 28 million, comprising proceeds of € 86 million from the sale itself and less € 58 million in liquid assets surrendered in connection with the sale. Capital expenditure on equipment, plant, office equipment and intangible assets amounted to € 41 million. Capital expenditure on financial assets and increases in shareholders' equity totalling € 9.5 million were offset by proceeds from the sale of non-current assets amounting to € 3.6 million.

Capital expenditure in millions of €

	First nine months 2003	First nine months 2002	**Third quarter 2003**	Third quarter 2002
Intangible assets	18.8	22.7	9.1	9.8
Property, plant and equipment	22.2	45.6	10.0	19.9
Financial assets	9.5	63.3	3.5	14.0
Total	**50.5**	**131.6**	**22.6**	**43.7**

The cash contribution also improved, from minus € 6.1 million in the first three quarters of 2002 to € 220.2 million in the first three quarters of 2003. This resulted from a combination of improved EBITDA and a drop in real capital expenditure from € 68.3 million in the first three quarters of 2002 to € 41 million in the period under review.

Business trends for the "Germany" segment.

This segment comprises T-Online International AG and its domestic subsidiaries.

Net revenues in the "Germany" segment grew by 20 per cent over the comparable prior-year period. In the first nine months of 2003, EBITDA improved from € 127.7 million in the prior-year period to € 290.8 million in the first nine months of 2003.

Overview of the "Germany" segment in millions of €

	First nine months 2003	First nine months 2002	**Third quarter 2003**	Third quarter 2002
"Germany"				
Net revenues	1 228.0	1 023.7	411.9	347.1
Gross margin (%)	59.3	50.4	61.3	54.0
Operating earnings	249.1	91.8	75.6	38.0
EBITDA	**290.8**	**127.7**	**91.6**	**51.4**

Sustained growth in subscriber numbers.

In the third quarter T-Online International AG succeeded once again in expanding its subscriber base. As of the reporting date September 30, 2003, 10.57 million subscribers were using T-Online to access the Internet.

Subscriber numbers in Germany in millions


Sept. 30, 2003
3.21
7.36
10.57
Sept. 30, 2002
2.36
7.31
9.68
Dec. 31, 2002
2.64
7.32
9.96
Broadband
Narrowband
Total

Although Germany experienced a record-breaking heatwave this summer, there was no evident decline in the Internet access figures.

While the last few years' strong growth in the narrowband segment is now being consolidated, broadband continues to show a highly positive trend. With a T-DSL flat rate subscriber base of approximately 1.9 million, T-Online has achieved an increase of 28 per cent in this area over September 30, 2002.

The T-DSL volume-based pricing plans are also making very positive headway, with registered subscriber numbers moving ahead by 38 per cent from 177 000 to 245 000. The most successful of these rates is the T-DSL 1000 volume-based rate, which is primarily targeting new broadband subscribers.

In the third quarter subscriber online time once again reached a high level. Compared with the first nine months of 2002, T-Online was able to increase the average number of minutes spent online from 2 353 to 3 326 per subscriber per month.

New access offerings.

T-Online dsl flat 1500 rate launched.

T-Online has widened its product and service range to include a flat rate for Internet access via T-Online dsl flat 1500 rate, Deutsche Telekom's ultra-fast Internet connection.

T-Online dsl flat 1500 rate is a time and volume-independent rate enabling users to download files from the Internet with a transmission rate of up to 1.5 megabits per second. The rate is especially attractive for smaller and medium-sized commercial subscribers, since it can be used in conjunction with a router at several networked workstations simultaneously for the fixed rate. However, the T-Online dsl flat 1500 rate performance range also offers private subscribers an excellent alternative to existing rates.

Global Corporate Access.

Since August 2003, T-Online has been offering "Global Corporate Access" (GCA), a special service for companies. Business travellers can dial into the Internet from more than 17 000 access nodes in more than 150 countries around the world. GCA is based on iPass technology and facilitates global Internet access with a variety of devices, such as notebooks, PDAs or cell phones.

WLAN cooperation launched.

Since August T-Online has been offering its subscribers Internet access via wireless networks (WLAN). The T-Online WLAN strategy is focused on cooperation with strong regional and national partners, with T-Online relying on the partners' existing technologies rather than setting up its own WLAN infrastructure.

The T-Online dial-in and authorisation procedures are convenient, with the e-mail address and password entered directly via the browser, rendering dial-in software unnecessary. T-Online subscribers are also under no obligation to acquire a special voucher. The method of charging the actual minutes of utilisation – via the phone bill – is also subscriber-friendly. Partners for the first towns to benefit from WLAN access via T-Online are MainSurf, the leading local WLAN supplier in the Rhine-Main region, and BerlinNet serving the German capital. Other cooperation activities are currently in the planning stage.

Developments in the portals segment.

www.t-online.de reaches 53.7 per cent of Internet users in Germany.

In the third quarter, the www.t-online.de domain reached an average of 53.7 per cent of Internet users (at home and at work) per month and a unique audience of 15 million (source: Nielsen Netratings, third quarter 2003).

In addition, T-Online assumed a leading position in terms of audience reach in specific market segments, outpacing specialised providers in fields such as news, entertainment, sports, business/finance and computers (source: Nielsen Netratings, third quarter 2003).

This positive trend is also reflected in the surge in page impressions per month. While the average recorded in the third quarter of 2002 stood at 395 million, the figure shot up to 586 million in the third quarter of 2003 (source: IVW).

Redesign of the homepage www.t-online.de.

The redesign of the homepage was one of the key activities in the third quarter. On August 25, 2003, T-Online presented its conceptually and graphically redesigned homepage www.t-online.de. The portal now unites the "Themes", "Service" and "Shopping" product areas.

The "Themes" area stands for information and entertainment, "Service" for service and access products and "Shopping" for T-Online's diverse e-commerce offerings.

The clearly designated areas and their bold colour differentiation ensure improved user guidance and orientation. It was important that the site's well-known face should not change fundamentally. Instead, it was further developed and enhanced in a manner that is logical and readily comprehensible for its users.

Essentially, therefore, the redesign supports the combined T-Online business model, which is based equally on the Access, Content, Service and e-Commerce segments. A more prominent position is given to the Shopping area, for example, since e-commerce is playing an increasingly significant role on the Internet. Numerous products, ranging from "traditional" online shops and auction houses through to betting portals and a ticketing service, are featured on the new Shopping homepage.

T-Online content offerings.

T-Online offers Internet users an extensive range of products and services with high-quality content. This is also increasing the amount of time users spend on the pages of the domain www.t-online.de.

Online dating, meeting people at Match.com.

Lonely hearts ads have now become one of the most popular offerings on the Internet, and users are prepared to spend money on this kind of paid content.

This prompted T-Online and Match.com to join forces. T-Online users can place a personal profile, including photos, on the Internet to look for friends, like-minded people with similar hobbies or a life partner. The basic service can be used free of charge. Paying subscribers can contact each other directly. With more than nine million members worldwide, Match.com is one of the leading providers of lonely hearts exchanges in the Internet.

Premier league German soccer on demand at T-Online.

Accompanying the start of the 2003/2004 German Soccer League (Bundesliga) season, T-Online has set up an exclusive area for subscribers. The premium service "onSport Insider" offers, among other things, the Bundesliga soccer matches in the form of video on demand. Even customers who do not use T-Online for Internet access can subscribe to onSport Insider. In future this offering will also be available in a version optimised for TV sets.

Expansion of streaming quality.

T-Online succeeded in substantially enhancing quality in the depiction of such content as music and videos through the use of new streaming technologies and binding quality guidelines for content providers. This serves to tangibly boost the customer experience, resulting in significantly greater acceptance of streaming-based content among T-Online customers.

Premium Download Games platform.

The popular onSpiele games portal is also benefitting from the increasing dissemination of broadband lines.

Consequently, T-Online extended its product and service range in the third quarter by adding more attractive features. In launching the Premium Download Games platform, T-Online is offering its subscribers a balanced mix of action, adventure, board, card and sports games. The platform is constantly being enhanced with new games.

Online fitness adviser completes successful coaching series.

Following on from the success of Diät Coach (diet coach) and Non-Smoking Coach, T-Online is rounding-off its top-class product range in the coaching segment by launching the Fitness Coach in the onGesundheit health portal. Users can have their own personal training plan compiled and are attended to competently online by experts from the fields of sports medicine and nutrition.

Sale of stake in auto.t-online and new cooperation with AutoScout24.

As of August 31, 2003, T-Online discontinued operation of the auto.t-online.de portal. This joint venture between T-Online International AG and Motor-Presse Stuttgart was stopped by mutual consent. T-Online has sold its 51 per cent stake in auto.t-online.de to Motor-Presse Stuttgart with retroactive effect from July 1, 2003. From an economic viewpoint, it is more expedient for T-Online and Motor-Presse Stuttgart to exploit their own potential in the automobiles segment.

The sale of the stake in auto.t-online GmbH & Co. does not have any major impact on aggregate consolidated revenues.

On September 3, 2003, AutoScout24 was integrated as the official automobile marketplace under www.t-online.de, according to a cooperation agreement forged between Germany's best-known Internet auto marketplace and one of the country's top volume Internet portals.

AutoScout24's homepage is displayed in the T-Online portal network and users enjoy full access to every section of AutoScout24 – from used and new cars to the magazine featuring editorial content revolving around automobile and motoring topics. The auto marketplace currently offerings almost 800 000 used and more than 20 000 new vehicles.

Payment process for content simplified.

T-Online has introduced major process improvements for potential buyers by launching its new Content Payment Services (WebCOPAS). From the buyer's perspective, the purchasing process for content has been greatly simplified, such that now the required content is often just a click away. This has resulted in increased sales figures across all offerings.

New mobile portals at T-Online.

T-Online is offering its own mobile portals for PDAs, mobile phones and smart phones. Their starting pages show the topic headings onNachrichten (news), onSport, onWirtschaft (finance), onUnterhaltung (entertainment) and onSpiele (games). All of the topic content is optimised for mobile use and is distinguished by its easy handling and attractive design. T-Online's mobile offerings supplement T-Mobile's familiar t-zones.

T-Online Vision on TV – contracts linked with Hollywood studios.

At the IFA 2003 in Berlin, T-Online Vision on TV was presented in live operations for the first time and provided with up-to-date content. Fairgoers were able to gain an insight into the electronic programme guide (EPG), the video on demand offerings and the TV-optimised T-Online thematic portals.

At the same time, T-Online announced cooperation with two major Hollywood film studios. Universal Studios and DreamWorks SKG provide T-Online with cinema films and other productions which users can then access for a limited period via video on demand services.

E-commerce activities.

Retailing and e-commerce activities over the Internet will gain increasing significance over the next few years, and will play a correspondingly prominent role in T-Online's corporate strategy. In response to these developments the Group rolled out more services of this kind in the third quarter.

Legal music download at T-Online.

T-Online has launched the www.musicload.de portal, its own online offering for the legal, chargeable downloading of digital music. With musicload, T-Online is providing its users in Germany with an unprecedented, unique product range from the back catalogues of the major record companies Sonymusic, BMG, EMI, Warner, Kontor and EDEL. Complete with links to editorial content and strong interactive elements such as user assessments and discussion forums, T-Online is offering music lovers an attractive full service range with which the Group is further strengthening its position in the e-commerce sector and lending important momentum to the digital distribution of music products.

T-Online is handling the technical implementation and hosting for the new online shop in collaboration with its subsidiary Atrada.

Services

iQ – Internet Quality: new attractive service offerings ensure even stronger customer satisfaction.

With the aim of intensifying customer relations and achieving even higher levels of customer satisfaction, T-Online presented numerous innovative service offerings and stepped up quality management activities in the third quarter.

Direct feedback from subscribers.

T-Online International AG increased its efforts in the quality management field in the third quarter. Under the motto "iQ – Internet Quality", the company is focusing on customer satisfaction, with the main emphasis accorded to the information gained from direct subscriber feedback, which is an important indicator for the design of T-Online's products and services and forms the basis of further quality activities.

Communication centre even user-friendlier than before.

The new communication centre integrates the Web services WebMail, WebSMS and MMS-Composer into a user-friendly interface. The range of communication services is supplemented by a Web-based fax service and the option of sending postcards over the Internet. In this way users are provided with many communication options and can also send their messages through various channels at the same time as a combi-message.

Professional security package.

Not long after the "Blaster worm" hit the news, Symantec Security Services, a product partner of T-Online's security package SicherheitsPaket Professional, provided an online update of the antivirus software. In this way T-Online was able to offer its subscribers optimum protection from the Blaster worm. At the same time, for example, 60 000 T-Online subscribers registered in just three days for the paid-service SicherheitsPaket Professional offering, which costs € 4.95 per month.

Anti-dialer software.

T-Online's new anti-dialer software affords increased protection from the abuse of national service code numbers, such as 0190 or 0900, and rounds off the existing range of products that provide protection from viruses and hackers.

Business trends for the "Rest of Europe" segment.

This segment comprises the foreign subsidiaries of T-Online International AG.

Net revenues in the "Rest of Europe" segment increased by 41.2 per cent in the first nine months of the current financial year. Negative EBITDA in the "Rest of Europe" segment declined by € 38.3 million to € 26.7 million, 59 per cent down on the corresponding prior-year period. Compared with the third quarter of 2002, negative EBITDA in the foreign subsidiaries and associated companies was reduced by € 10 million to € 7.4 million in the period under review.

Overview of the "Rest of Europe" segment in millions of €

	First nine months 2003	First nine months 2002	**Third quarter 2003**	Third quarter 2002
"Rest of Europe"				
Net revenues	124.2	88.0	42.3	32.1
Gross margin (%)	37.9	15.1	37.9	24.0
Operating earnings	(39.0)	(77.2)	(11.2)	(21.5)
EBITDA	**(26.7)**	**(65.0)**	**(7.4)**	**(17.4)**

The number of subscribers at foreign subsidiaries and associated companies increased to 2.33 million as of September 30. In this segment, too, broadband is the main engine of growth.

"Rest of Europe" subscriber numbers in millions*


Sept. 30, 2003
0.22
2.11
2.33
Sept. 30, 2002
0.12
2.05
2.17
Dec. 31, 2002
0.16
2.13
2.28
Broadband
Narrowband
Total

*The totals are based on figures established before rounding.

Club Internet.

Club Internet gained further ground with its ADSL subscriber base during the third quarter. Compared with the end of the third quarter of 2002, Club Internet increased its ADSL subscriber numbers by nearly 80 per cent.

With its seven different narrowband and broadband rates, Club Internet now offers an extensive selection of rates. The "carry over" service continues to be successful. This service gives users of certain rates the option of carrying over unused access minutes to the following month.

In addition, Club Internet's cooperation with the Internet shopping platform Bestofmicro-Buy-central is ensuring that its e-commerce revenues will continue to grow in future.
In addition to a search and price comparison function, the shopping platform encompasses the product ranges of more than 300 retailers.

Club Internet's broadband portal continues to stand out, thanks to its exclusive content. For example, Club Internet was the only Internet provider in Europe featuring a live transmission of the pop star David Bowie's concert to promote the release of his new album. On top of that, ADSL subscribers to Club Internet can opt for the "LivePass" service to watch cable TV channels such as Eurosport or MTV on their PCs.

Underpinning and visually highlighting its new range of content, service and rates, Club Internet has launched a new logo and redesigned its homepage both in terms of design and content. At the same time, the option of customising the www.club-internet.fr portal content led to an increase in customer satisfaction.
In France, a new advertising campaign has been launched with the aim of increasing general public awareness of these extensive activities.

Ya.com.

Ya.com, the Spanish T-Online subsidiary, also posted strong ADSL growth in the third quarter of 2003. Compared with the end of the prior-year quarter, the company increased its ADSL subscriber base by more than 110 per cent.

Ya.com is fielding the "WiFi Package", an innovative cordless ADSL Internet access service. Thanks to such attractive offers, Ya.com once again ranks among the most innovative Internet access providers in Spain.

In the e-commerce segment, Ya.com has established itself in the third quarter as one of the three leading providers in the travel, consumer electronics, music/films and automobiles segments.

Ya.com has also succeeded in maintaining the vigorous growth of the online travel agency Ya.com Travel, S.L. (Viajar.com). Despite the crisis in the tourism industry and the resultant decline in bookings, the number of tours sold by the agency more than doubled compared with the previous year.

Ya.com has also enhanced the appeal of its portal and has featured optimised design and new, attractive content since July.

Compared with the previous year, average employee numbers at T-Online developed as follows in the first nine months of 2003:

Personnel

	First nine months 2003	First nine months 2002	2002
Germany	1 935	1 696	1 730
"Rest of Europe"	692	787	782
T-Online Group	**2 627**	**2 483**	**2 512**
Trainees/interns	64	58	61

Compared with the first three quarters of last year, the average number of employees throughout the T-Online Group increased by around 5.8 per cent thanks to the growth of T-Online International AG and the full consolidation of Interactive Media. By contrast, the aggregate workforce in the subsidiaries and associated companies decreased due to the sale of Auto.T-Online to the co-shareholder Motorpresse Stuttgart in the third quarter, the sale of t-info GmbH to DeTeMedien as of April 1, 2003 and reorganisations in the "Rest of Europe" segment.

Personnel costs for the first nine months of 2003 came to € 119.8 million. This year-on-year increase of 11.8 per cent resulted mainly from the growth of the Group's workforce.

Stock options held by the Board of Management and employees.

The Extraordinary Shareholders' Meeting of T-Online International AG held before the IPO in April 2000 adopted the 2000 stock option plan for members of the Board of Management and for specialists and managers working for the company or its subsidiaries. The plan was not competitive, largely because of the terms stipulating when options could be exercised.

The Extraordinary Shareholders' Meeting 2001 approved a new, premium-priced stock option plan involving a 25 per cent premium. Options are issued over a five-year period and are valid for ten years. No more than 50 per cent of the options granted to a participant can be exercised after a two-year lockup period expires, and all of them can be exercised after a three-year lockup period. The first tranche of options was issued on August 13, 2001, and the second on July

15, 2002. In 2003 the Board of Management resolved to withhold this year's tranche. The options currently outstanding from the 2000 and 2001 plans are summarised in the following table:

Stock options in thousands

	2001 stock option plan	2000 stock option plan
Outstanding stock options on Jan. 1, 2003	4 415	112
Granted	0	0
Exercised	0	0
Expired	204	0
Outstanding stock options on Sept. 30, 2003	4 211	112

Further information on this subject is available in the Annual Report 2002 on pages 104 et seq. As of September 30, 2003, members of T-Online International AG's Board of Management held the following options for the purchase of T-Online stock: Ms. Veronika Altmeyer held 64 635 options, Mr. Rainer Beaujean 68 805, Mr. Burkhard Graßmann 90 350, Mr. Thomas Holtrop 235 188 and Mr. Andreas Kindt 21 267; Mr. Thomas Hille did not hold any options. The entire Board of Management decided to dispense with the allocation of the 2003 tranche.

The World Wide Web will continue to be an integral part of people's everyday lives and companies' day-to-day operations. The Internet is already a highly significant factor with regard to Germany's position as a business location, and its future significance will be even greater still. T-Online International AG will also benefit substantially from this trend. Apart from facilitating the transfer of large data volumes over the Internet, the increasing prevalence of broadband Internet access forms the basis of many new applications and services. The number of T-Online subscribers with broadband access will continue to grow.

Shopping over the Internet and other e-commerce transactions are also assuming a more prominent position in our everyday lives, with the Internet and T-Online's Shopping area offering simple and convenient 24/7 shopping at the click of a mouse. T-Online will continue to operate in this field as a safe and reliable partner for e-commerce transactions.

T-Online launches new advertising campaign and new brand image.

The launch of a new broad-based campaign and the presentation of a new claim will underline the Group's increasing promotion of paid content, services and e-commerce in Germany.

Further expansion of paid content offerings.

Expansion of the "Insider" subscriber packages.

T-Online will be offering the "Computer Insider" service, an exclusive digital subscription with many features and access to extensive software archives provided by well-known manufacturers.

The subscription contains a help database with more than 2 000 solutions for software and hardware problems, while the trade journal "PC Welt" supplies up-to-date information. These offerings are supplemented by detailed tests and buying advice on current computer hardware and wide-ranging practical computer advice from the magazine "PC Professional".

More film contracts signed with MGM and Constantin Film for T-Online Vision on TV.

T-Online will continue to expand its video on demand range for T-Online Vision on TV. In the course of these activities, the company announced the conclusion of additional partnerships with the film studios MGM International Television Distribution and Constantin Film AG on October 13, 2003.

MGM International Television Distribution is a Metro-Goldwyn-Mayer subsidiary and is famous around the world for its outstanding range of blockbuster movies. T-Online has also won Constantin Film AG, the most successful independent German production and distribution company, as a partner.

Sales activities reinforced by order management system.

T-Online is introducing an order management system (OMS) to reinforce its sales activities. The OMS is a dynamic shopping basket system that illustrates customer and order processes directly and systematically. Thanks to OMS, customers can, for example, not only order product bundles over the Internet, but also at the point of sale. In this way, T-Online will be able to present and sell its product portfolio not only through specialised telecommunications retailers, but also in consumer electronics or PC departments.

Further expansion of T-Online's WLAN services with cooperation partners.

T-Online's cooperation with M3-Connect will translate as a presence at more than 100 hotspots in Germany, lending another boost to its strategic position as an innovative provider of wireless LAN solutions.

T-Online subscribers can set up this fast, cordless Internet access simply by entering their personal subscriber data, thereby dispensing with any additional registration or installation procedures. Thanks to this cooperation, subscribers will be able to surf the Internet at leading German business hotels (such as the Steigenberger AG establishments, for example), as well as various major exhibition centres such as Munich or Stuttgart, without having to worry about cables.

Change in the basis of consolidated financial reporting.

Effective from January 1, 2003, T-Online International AG switched from German Commercial Code (HGB) to International Financial Reporting Standards (IFRS), formerly International Accounting Standards (IAS), as the basis of its consolidated financial reporting. This interim Group report has therefore been prepared in compliance with IFRS. The switch to IFRS was made both to enhance the international comparability of our reporting and to meet the requirements for listing under the new Prime Standard on the stock exchanges of Deutsche Börse AG. Accordingly, T-Online International AG's interim report for the first nine months of 2003 complies not only with the German accounting standard DRS 6, but also with IAS 34 (Interim Financial Reporting). T-Online International AG applies the International Financial Reporting Standards in combination with the guidance issued by the International Financial Reporting Interpretations Committee (IFRIC). The rules on the First-time Adoption of International Financial Reporting Standards (IFRS 1) have been applied to the opening balance sheet as of January 1, 2002 and to the financial statements for 2002.

The differences in accounting and valuation arising from the change of system are detailed in a separate statement of reconciliation from the German Commercial Code (HGB) to IFRS.
Changes in the group of consolidated companies since December 31, 2002 were attributable mainly to the sale of t-info GmbH. The resultant impact on total assets amounted to one per cent. Since the start of the current financial year, the consolidated statement of income has been prepared using the cost-of-sales format, i.e. expenses are classified by function. The consolidated balance sheet classifies assets and liabilities as non-current or current according to their remaining terms.
The segment reporting is based on geographical segments as stipulated in IAS 14; due to our combined business model, we do not break down our results by product segment. The segmentation applied in 2002 in accordance with the U.S. Generally Accepted Accounting Principles (US-GAAP) comprised the segments "T-Online International AG", "Subsidiaries and Associated Companies" and "Projects". To accommodate the switch to IFRS-compliant segmentation, the former "Projects" segment moved in its entirety to the new "Germany" segment and most of the former "Subsidiaries and Associated Companies" segment now falls under "Rest of Europe".

The details provided in T-Online International AG's consolidated financial statements as of December 31, 2002 and the accompanying notes – as published in the Annual Report 2002, also available on the Internet under http://www.t-online.net – continue to apply to those of our accounting and valuation methods that have remained unchanged in relation to the HGB rules. The notes in the Annual Report also include disclosures regarding persons closely connected to T-Online.

New composition of segments for IFRS-compliant reporting. *Fully consolidated investment holdings.*

Composition of segments under German GAAP (HGB) and U.S. GAAP up to Dec. 31, 2002	
T-Online International AG, Darmstadt	
Subsidiaries and associated companies	
▫ T-Online.ch AG, Zurich	100.0%
▫ T-Online.at Internet Service GmbH, Vienna	100.0%
▫ YACOM INTERNET FACTORY S.A.U., Madrid	100.0%
▫ Atrada Trading Network AG, Nuremberg	100.0%
▫ daybyday media GmbH, Hamburg	100.0%
▫ T-Online France SAS, Paris	99.9%
Projects	
▫ t-info GmbH, Munich	100.0%
▫ T-Online Travel AG, Darmstadt	75.1%
▫ Auto T-Online GmbH & Co. KG, Stuttgart	51.0%

Composition of segments under IAS as of Jan. 1, 2003*	
"Germany"	
▫ T-Online International AG, Darmstadt	
▫ Atrada Trading Network AG, Nuremberg	100.0%
▫ daybyday media GmbH, Hamburg	100.0%
▫ T-Online Travel AG, Darmstadt	75.1%
▫ Interactive Media CCSP AG, Hamburg	100.0%
▫ T-Online Venture Fund GmbH & Co. KG, Bonn	99.0%
"Rest of Europe"	
▫ T-Online.ch AG, Zurich	100.0%
▫ T-Online.at Internet Service GmbH, Vienna	100.0%
▫ YACOM INTERNET FACTORY S.A.U., Madrid	100.0%
▫ T-Online France SAS, Paris	100.0%

* Investment holdings as of September 30, 2003

Consolidated income statement in millions of €

	First nine months 2003	First nine months 2002	**Third quarter 2003**	Third quarter 2002
Net revenues	**1 347.0**	**1 108.8**	**452.7**	**377.4**
Goods and services purchased	(571.3)	(582.8)	(184.3)	(184.2)
Gross margin	**775.7**	**526.0**	**268.4**	**193.2**
Other cost of sales	(197.8)	(171.0)	(74.5)	(63.5)
Gross profit	577.9	355.0	193.9	129.7
Selling costs	(357.9)	(323.1)	(127.8)	(93.1)
Administrative costs	(67.8)	(69.8)	(17.3)	(28.2)
Other operating income	63.4	65.9	19.3	16.8
Other operating expenses	(8.4)	(13.9)	(6.9)	(8.6)
Operating profit	**207.2**	**14.1**	**61.2**	**16.6**
Goodwill amortisation	(261.5)	(261.4)	(85.5)	(87.1)
Net result from associated companies	29.9	(252.5)	35.9	(236.2)
Interest income, net	85.6	95.4	26.0	32.4
Impairment charges against financial assets	(0.5)	0.0	0.0	0.0
Earnings/(loss) before taxes	**60.7**	**(404.4)**	**37.6**	**(274.3)**
Income taxes	(106.5)	(25.9)	(34.5)	(18.9)
(Loss)/earnings before minority interests	(45.8)	(430.3)	3.1	(293.2)
Losses/(earnings) applicable to minority shareholders	2.7	2.3	(0.1)	1.4
Group net (loss)/income	**(43.1)**	**(428.0)**	**3.0**	**(291.8)**
(Loss)/earnings per share in €	**(0.04)**	**(0.35)**	**0.00**	**(0.24)**
EBITDA	**261.2**	**62.2**	**81.0**	**34.1**

Consolidated balance sheet in millions of €

	Sep. 30, 2003	Dec. 31, 2002	Jan. 1, 2002
ASSETS			
Non-current assets			
Goodwill	1 241.3	1 496.0	1 843.8
Other intangible assets	51.1	65.4	61.1
Property, plant and equipment	90.4	97.9	81.7
Investments in non-consolidated subsidiaries	0.1	11.3	5.1
Investments in associated companies	162.5	130.4	332.9
Other financial assets	2.3	0.0	0.0
Deferred tax asset	141.7	179.8	223.7
	1 689.4	**1 980.8**	**2 548.3**
Current assets			
Inventories	0.3	0.0	2.3
Trade accounts receivable	137.6	113.4	80.6
Receivables from Group companies	3 717.6	3 497.7	3 298.0
Receivables from associated companies	2.1	1.3	3.1
Other current assets and prepaid expenses	18.0	31.6	42.5
Marketable securities	0.5	0.4	4.9
Cash in banks/petty cash	259.6	268.3	327.4
	4 135.7	**3 912.7**	**3 758.8**
Total assets	**5 825.1**	**5 893.5**	**6 307.1**
EQUITY AND LIABILITIES			
Shareholders' equity	**5 474.4**	**5 517.7**	**6 005.8**
Minority interests	**–0.5**	**2.1**	**3.7**
Non-current liabilities			
Provisions for pensions and similar obligations	9.1	7.2	5.9
Deferred tax liabilities	6.6	7.4	8.2
	15.7	**14.6**	**14.1**
Current liabilities			
Other short-term provisions	74.5	92.2	39.5
Short-term debt	0.0	0.0	0.1
Liabilities to Group companies	13.5	36.3	56.7
Trade accounts payable	151.7	171.9	150.0
Other current liabilities and deferred income	95.8	58.7	37.2
	335.5	**359.1**	**283.5**
Total equity and liabilities	**5 825.1**	**5 893.5**	**6 307.1**

Consolidated statement of cash flows in millions of €

	First nine months 2003	First nine months 2002	**Third quarter 2003**	Third quarter 2002
Group net (loss)/income	**(43.1)**	**(428.0)**	**3.0**	**(291.8)**
(Losses)/earnings applicable to minority shareholders	(2.7)	(2.3)	0.1	(1.4)
Depreciation and amortisation of non-current assets	315.2	307.4	105.2	104.1
Interest income, net	(85.6)	(95.4)	(26.0)	(32.4)
Income taxes	106.5	25.9	34.5	18.9
Proceeds/(realised losses) from disposals of non-current assets	(22.8)	(40.4)	0.8	(0.1)
Net result from associated companies	(29.9)	252.5	(35.9)	236.2
Increase in pension provisions	2.0	0.9	0.9	0.1
(Decrease)/increase in other, short-term provisions	(17.7)	44.5	7.5	0.5
(Increase)/decrease in trade accounts receivable	(24.2)	6.4	(39.2)	(21.7)
(Decrease)/increase in trade accounts payable	(20.2)	47.9	(1.7)	(10.1)
Other changes	54.0	(44.3)	22.4	35.1
Interest paid	(0.1)	(0.5)	0.0	(0.1)
Interest received	90.6	66.4	36.5	21.6
Net cash provided by operating activities	**322.0**	**141.0**	**108.1**	**58.9**
Capital expenditure on intangible assets	(18.8)	(22.7)	(9.1)	(9.8)
Capital expenditure on property, plant and equipment	(22.2)	(45.6)	(10.0)	(19.9)
Capital expenditure on financial assets	(6.3)	(63.3)	(3.5)	(14.0)
Capital expenditure on investments in fully consolidated subsidiaries	(3.2)	0.0	0.0	0.0
Proceeds/(realised losses) from the sale of non-current assets	3.6	26.5	(0.8)	0.6
Proceeds/(realised losses) from the sale of investments in fully consolidated subsidiaries	27.4	0.0	(0.4)	0.0
Net change in short-term investments (>3 months to maturity) and marketable securities	148.3	(696.8)	(147.5)	(109.3)
Net cash provided by/(used for) investing activities	**128.8**	**(801.9)**	**(171.3)**	**(152.4)**
Increase in shareholders' equity	0.0	0.7	0.0	0.0
Decrease in medium and long-term financial liabilities	0.0	(0.2)	0.0	(0.4)
Net cash provided by/(used for) financing activities	**0.0**	**0.5**	**0.0**	**(0.4)**
Net increase/(decrease) in cash and cash equivalents (up to 3 months to maturity)	450.8	(660.4)	(63.2)	(93.9)
Cash and cash equivalents (up to 3 months to maturity) at the start of the period	268.3	891.4	782.3	324.9
Cash and cash equivalents (up to 3 months to maturity) at the end of the period	719.1	231.0	719.1	231.0

Statement of shareholders' equity

	Subscribed capital		Additional paid-in capital	Retained earnings	Currency translation adjustments	Group net/loss	**Total**
	Shares issued and outstanding (in thousands)	€ m	€ m	€ m	€ m	€ m	**€ m**
Balance at Jan. 1, 2002	**1 223 858**	**1 223.9**	**5 774.3**	**0.0**	**(0.7)**	**(991.7)**	**6 005.8**
Currency translation adjustment	0	0.0	0.0	0.0	0.1	0.0	0.1
Consolidation changes	0	0.0	0.0	0.0	0.8	0.0	0.8
Changes not recognised as income/(expense)	0	0.0	0.7	(991.7)	0.0	991.7	0.7
Group net loss, Jan. 1 - Sep. 30, 2002	0	0.0	0.0	0.0	0.0	(428.0)	(428.0)
Balance at Sep. 30, 2002	**1 223 858**	**1 223.9**	**5 775.0**	**(991.7)**	**0.2**	**(428.0)**	**5 579.4**
Currency translation adjustment	0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognised as income/(expense)	0	0.0	0.0	0.0	0.0	0.0	0.0
Group net loss, Oct. 1 - Dec. 31, 2002	0	0.0	0.0	0.0	0.0	(61.7)	(61.7)
Balance at Dec. 31, 2002/Jan. 1, 2003	**1 223 858**	**1 223.9**	**5 775.0**	**(991.7)**	**0.2**	**(489.7)**	**5 517.7**
Currency translation adjustment	0	0.0	0.0	0.0	(0.2)	0.0	(0.2)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognised as income/(expense)	0	0.0	0.0	(489.7)	0.0	489.7	0.0
Group net loss, Jan. 1 - Sep. 30, 2003	0	0.0	0.0	0.0	0.0	(43.1)	(43.1)
Balance at Sep. 30, 2003	**1 223 858**	**1 223.9**	**5 775.0**	**(1 481.4)**	**0.0**	**(43.1)**	**5 474.4**

Segment information in millions of €

	First nine months 2003	First nine months 2002	**Third quarter 2003**	Third quarter 2002
"Germany"				
Net revenues	1 228.0	1 023.7	411.9	347.1
Gross margin (%)	59.3	50.4	61.3	54.0
Operating earnings	249.1	91.8	75.6	38.0
EBITDA	**290.8**	**127.7**	**91.6**	**51.4**
"Rest of Europe"				
Net revenues	124.2	88.0	42.3	32.1
Gross margin (%)	37.9	15.1	37.9	24.0
Operating earnings	(39.0)	(77.2)	(11.2)	(21.5)
EBITDA	**(26.7)**	**(65.0)**	**(7.4)**	**(17.4)**
Consolidation				
Net revenues	(5.2)	(2.9)	(1.5)	(1.8)
Operating earnings	(2.9)	(0.5)	(3.2)	0.1
EBITDA	**(2.9)**	**(0.5)**	**(3.2)**	**0.1**
Total				
Net revenues	1 347.0	1 108.8	452.7	377.4
Gross margin (%)	57.6	47.4	59.3	51.2
Operating earnings	207.2	14.1	61.2	16.6
EBITDA	**261.2**	**62.2**	**81.0**	**34.1**

Overview of the subscriber numbers* in millions

	Sep. 30, 2003	Sep. 30, 2002	Dec. 31, 2002
"Germany" segment			
Broadband	3.21	2.36	2.64
Narrowband	7.36	7.31	7.32
Total	10.57	9.68	9.96
"Rest of Europe" segment			
Broadband	0.22	0.12	0.16
Narrowband	2.11	2.05	2.13
Total	2.33	2.17	2.28
Group			
Broadband	3.43	2.48	2.80
Narrowband	9.47	9.37	9.45
Total	12.90	11.85	12.24

* The totals are based on figures established before rounding.

Reconciliation of Group net loss and shareholders' equity as stated under German reporting rules (HGB) to IFRS.

Since T-Online first applied International Financial Reporting Standards (IFRS) at the start of the current financial year, Group net loss and shareholders' equity have been reconciled to IFRS for the year 2002 and for the first nine months of 2002 in the following table.

in millions of €

	Group net loss Full year 2002	Group net loss First nine months 2002	Group net loss Third quarter 2002	Group share-holders' equity Sep. 30, 2002	Group share-holders' equity Jan. 1, 2002
HGB	**(459)**	**(408.4)**	**(271.8)**	**5 417.2**	**5 814.0**
Intangible assets	13.2	10.1	3.7	1.8	(8.3)
Provision for T-Motion	13.9	13.9	0.0	0.0	0.0
Other provisions and accruals	(7.6)	(5.9)	(3.4)	1.0	6.9
Adjustment of revenues for deferred income	0.5	0.3	0.0	(1.0)	(1.3)
Deferred taxes	(47.6)	(35.5)	(20.5)	162.7	198.2
Minority interests	(2.8)	(2.5)	0.2	(2.4)	(3.7)
IFRS	**(489.7)**	**(428.0)**	**(291.8)**	**5 579.3**	**6 005.8**

IFRS rules require the intangible assets produced by Deutsche Telekom AG and acquired from that company at the time T-Online International AG was founded (the subscriber base and "know how") to be valued at zero.

A portion of the development-phase costs arising during the inhouse production of software by T-Online International AG and T-Online France has been capitalised as required by IFRS, to be amortised over its useful life; this was not permissible under HGB rules.

Accruals and provisions established under HGB rules have not all been included in the IFRS-compliant financial statements, and those that have been included are in some cases valued differently. For example, the pension provisions established in the HGB consolidated financial statements, also in conformity with U.S. GAAP (SFAS No. 87), are valued differently in the IFRS-compliant statements.

The impact of income taxes differs in the two reporting approaches, particularly as regards deferred taxes on loss carry forwards; this primarily applies to T-Online International AG.

Definition of key terms in the Quarterly Report.

Access.
Access refers to access to the Internet.

ADSL – Asymmetrical Digital Subscriber Line.
Technology for high-speed transmission – at 16 kbit/s to 640 kbit/s (upstream) and up to 8 Mbit/s (downstream) – via a standard copper twin wire, in the local loop and over a distance of approximately three kilometres.

Browser.
Computer program for viewing a Website. The browser enables the user to navigate in the Internet.

Button.
Interactive field on a Website.

Cash flow.
Key figure for analysis of the stock and/or the company. It refers to the inflow of cash and cash equivalents within a specified accounting period and essentially consists of net income for the year, depreciation and amortisation, changes in non-current accruals and taxes on income.

Content.
The contents of a Website, for example text, graphics or multimedia items.

DAX.
German stock index the level of which is ascertained at one-minute intervals during the ongoing session of the Frankfurt Stock Exchange on the basis of the prices at which stocks are currently being traded. This index is calculated on the basis of the weighted prices of 30 top-quality German leading equities.

Dial-in/Log-on.
Procedure for registering at a computer within the system, frequently carried out with user ID and password.

Domain.
A specific area in the hierarchical structure of names allocated in the Internet and managed by a domain name server. A distinction is made between thematic domains (e.g., ".gov" for government) and country domains (such as ".de" for Germany). Moreover, a difference is made between various different levels (T-Online.de, with ".de" designating the top-level domain and T-Online the second-level domain).

Download.
A "download" is a set of files or programs procured through the Internet or another computer network, whereby the data from another computer is copied onto the computer receiving.

DSL.
Digital Subscriber Line, a sophisticated technology for high-speed data transmission via copper wires. Also known as "technology for the last mile", since it can be used to transport data from existing networks to the subscriber's premises.

EBITDA.
Earnings before interest, taxes, depreciation and amortisation.

E-commerce.
Electronic commerce.

E-mail.
Swift and low-cost sending and receipt of electronic post between computer users via mailboxes and data networks. In order to process the e-mails, an e-mail program is necessary that interacts with the respective server.

Flatrate.
Unlimited "All you can eat" tariff.

Homepage.
The document which appears when you click a specific Internet address.

Hosting.
The term applies to an ISP which offers its clients memory space on its servers.

Portal site.
Central point of entry to the Internet with an intelligent and personalised user interface that helps online customers navigate the content offered.

Reach.
Percentage of Internet users to have visited a page on one or more occasions, in relation to the entire Internet community active during the same period.

Shop/Shopping.
Internet area of a supplier/retailer in which users can make transactions by way of e-commerce.

Streaming video.
A banner which represents animations or videos as a datastream and thus almost in real time.

T-DSL.
Deutsche Telekom's ADSL service.

T-ISDN.
Deutsche Telekom's ISDN network.

T-ISDN dsl.
Service combining Deutsche Telekom's T-ISDN line and T-DSL line.

Unique visitor.
Unique visitors are individual Internet users who visit a Website.

The Board of Management
T-Online International AG
Darmstadt, November 2003

Address
T-Online International AG
Postfach 10 11 52
D-64211 Darmstadt, Germany

Investor Relations
Telephone: 06151/680-2929
Telefax: 06151/680-299
Web site: www.t-online.de/ir
E-Mail: ir@t-online.net

Forum T-Aktie
Telephone (in Germany only): 0800 330 2100
Telefax (in Germany only): 0800 330 1100
E-Mail: forum-aktie@t-online.de

Note
This Group Interim Report is a translation of the original German version, which in case of doubt shall be definitive.